UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 18)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2007
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) TIMET Finance Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Titanium Metals Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) National City Lines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NOA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Southwest Louisiana Land Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 755,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 755,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,900
	8	SHARED VOTING POWER 775,004
	9	SOLE DISPOSITIVE POWER 66,900
	10	SHARED DISPOSITIVE POWER 775,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 18
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the class A common stock, par value $0.01 per share (the “Class A Shares”), of CompX International Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  As a result of certain transactions disclosed below, the outstanding Class A Shares were reduced by 2,696,420 shares.

Item 2.	Identity and Background.

Item 2 is amended as follows.

(a)           The following entities or person are filing this Statement (collectively, the “Reporting Persons”):

•	NL Industries, Inc. (“NL”) as a direct holder of Class A Shares;

•
TIMET Finance Management Company (“TFMC”), Titanium Metals Corporation (“TIMET”), Valhi, Inc. (“Valhi”), Valhi Holding Company (“VHC”), Valhi Group, Inc. (“VGI”), National City Lines, Inc. (“National”), NOA, Inc. (“NOA”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Southwest Louisiana Land Company, Inc. (“Southwest”), Contran Corporation (“Contran”), The Combined Master Retirement Trust (the “CMRT”) and the Harold Simmons Foundation, Inc. (the “Foundation”) by virtue of their indirect ownership of NL; and

•	Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

NL, Harold C. Simmons and his spouse, Annette C. Simmons, are direct holders of 30.3%, 2.7% and 0.8%, respectively, of the 2,490,760 Class A Shares outstanding as of November 8, 2007 according to information the Company provided (the “Outstanding Class A Shares”).

NL also directly holds 100%, or 10,000,000 shares, of the Company’s class B common stock, par value $0.01 per share (the “Class B Shares” and collectively with the Class A Shares shall be referred to as the “Shares”).  The description of the relative rights of the Shares as described in this Statement is qualified in its entirety by the terms of the Company’s restated certificate of incorporation that is filed as Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference.  As a result of its ownership of 30.3% of the Class A Shares and 100% of the Class B Shares, NL directly holds approximately 86.1% of the combined voting power (98.3% of the voting power for the election of directors) of all classes of voting stock of the Company.  NL may be deemed to control the Company.

Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL.  TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.

VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL, Valhi, the Foundation, the Contran Amended and Restated Deferred Compensation Trust (the “CDCT”) and The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”) are the holders of approximately 30.9%, 11.6%, 9.5%, 3.2%, 0.9%, 0.5%, 0.2%, 0.1% and less than 0.1%, respectively, of the outstanding shares of TIMET common stock.  VHC may be deemed to control TIMET common stock.  The ownership of TIMET common stock by Ms. Simmons includes 20,824,200 shares of TIMET common stock that she has the right to acquire upon conversion of 1,561,815 shares of TIMET’s 6¾% Series A Convertible Preferred Stock, par value $0.01 per share (the “TIMET Series A Preferred Stock”), that she directly holds.  The percentage ownership of TIMET common stock held by Ms. Simmons assumes the full conversion of only the shares of TIMET Series A Preferred Stock she owns.  The percentage ownership of TIMET common stock owned by NL includes 0.3% of the outstanding shares of TIMET common stock that a wholly owned subsidiary of NL directly holds.

VHC, the Foundation, the CDCT and the CMRT are the direct holders of 92.4%, 0.9%, 0.4% and 0.1%, respectively, of the outstanding shares of common stock of Valhi.  VHC may be deemed to control Valhi.  VGI, National and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding shares of common stock of VHC.  Together, VGI, National, and Contran may be deemed to control VHC.  National, NOA and Dixie Rice are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding shares of common stock of VGI.  Together, National, NOA and Dixie Rice may be deemed to control VGI.  Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National and together may be deemed to control National.  Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA and together may be deemed to control NOA.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and Southwest and may be deemed to control both of them.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 0.2% of the outstanding shares of TIMET common stock and 0.9% of the outstanding shares of Valhi common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CDCT directly holds approximately 0.1% of the outstanding shares of TIMET common stock and 0.4% of the outstanding shares of Valhi common stock.  U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.  This description of the CDCT is qualified in its entirety by the terms of the trust agreement filed as Exhibit 1 to the Amendment 69 to the Schedule 13D relating to Valhi common stock and filed with the SEC on August 28, 2007, which agreement is incorporated herein by reference.

The CMRT directly holds approximately 9.5% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock.  Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Harold C. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

NL and one of its wholly owned subsidiaries directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock.  Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and its wholly owned subsidiary own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of TIMET, Valhi, VHC, VGI, National, NOA, Dixie Rice, Southwest and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by NL.  However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Annette C. Simmons is the direct owner of 20,000 Class A Shares, 343,675 shares of TIMET common stock, 1,561,815 shares of TIMET Series A Preferred Stock, 269,775 shares of NL common stock and 43,400 shares of Valhi common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such securities.  He disclaims beneficial ownership of all securities that his spouse holds directly.

Harold C. Simmons is the direct owner of 66,900 Class A Shares, 5,147,974 shares of TIMET common stock, 561,500 shares of NL common stock and 3,383 shares of Valhi common stock.

The Grandchildren’s Trust, of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons, is the direct holder of 36,500 shares of Valhi common stock and 17,432 shares of TIMET common stock.  Mr. Simmons disclaims beneficial ownership of these shares.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 4.	Purpose of Transaction.

On October 16, 2007, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with TFMC.  The Stock Purchase Agreement provided for the sale to the Company of 483,600 Class A Shares (the “CompX Share Purchase”) for a purchase price of $19.50 per share to be paid in the form of an unsecured subordinated term loan promissory note in the original principal amount of $9,430,200 payable by the Company to TFMC (the “Stock Purchase Promissory Note”).  The Stock Purchase Agreement provided for a closing date on the same day as the merger (the “Merger”) of CompX Group, Inc., a Delaware corporation that was a parent of CompX at the time (“CGI”), with and into CompX KDL LLC, a Delaware limited liability company of which the Company was the sole member (“CompX KDL”).  NL and TFMC were the only stockholders of CGI.

Also on October 16, 2007, the Company, CGI and CompX KDL entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, upon the effectiveness of the Merger:

•	CGI would merge into CompX KDL with CompX KDL surviving the Merger;

•	each share of the CGI common stock outstanding immediately prior to the Merger would automatically be canceled and retired and shall cease to exist;

•	2,586,820 Class A Shares and 10.0 million Class B Shares owned by CGI immediately prior to Merger would automatically be canceled;

•
TFMC would receive an unsecured subordinated term loan promissory note (the “Merger Promissory Note”) executed by CompX payable to the order of TFMC in the original principal amount of $43,149,990 that would have similar terms as the Stock Purchase Promissory Note; and

•	the Company would issue to NL 374,000 new Class A Shares (the “New Class A Shares”) and 10,000,000 Class B Shares (the “New Class B Shares”).

The Merger was conditioned upon the satisfaction of all applicable material regulatory approvals, including the approval for listing upon official notice of issuance by the New York Stock Exchange of the issuance of the New CompX Class A Shares and 10,000,000 Class A Shares reserved for issuance upon the conversion of the New CompX Class B Shares.

As of October 16, 2007, the Company, CompX Security Products, Inc., CompX Precision Slides Inc., CompX Marine Inc., Custom Marine Inc., Livorsi Marine Inc. (each of these wholly owned subsidiaries of the Company are collectively referred to herein as the “Subsidiaries”), Wachovia Bank, National Association as administrative agent for itself, Compass Bank and Comerica Bank (collectively, the (“Banks”) entered into a First Amendment to Credit Agreement (the “Credit Agreement Amendment”).  The Credit Agreement Amendment provided for, among other things:

•
certain amendments to the Credit Agreement dated as of December 23, 2005 among the Company, the Subsidiaries and the Banks (the “Credit Agreement”) to allow for the issuance of the Stock Purchase Promissory Note and the Merger Promissory Note, which notes would promptly be combined (the “Combined Note”); and

•
TFMC, the Company, the Subsidiaries and Wachovia Bank, National Association, as administrative agent for the Banks, to enter into a Subordination Agreement whereby upon the issuance of the Combined Note TFMC would:

o	agree that the Company’s obligations under the Combined Note would be subordinate to the Company’s obligations under the Credit Agreement; and

o
grant to Wachovia Bank, National Association, as administrative agent for the Banks, a security interest in the Combined Note to the extent of the outstanding principal and accrued interest due thereon (the “Subordination Agreement”).

TFMC and the Company entered into the Stock Purchase Agreement and TFMC, CGI and the Company entered into the Merger Agreement in order for:

•	TFMC to dispose of its Class A Shares that it held directly and that it held indirectly through CGI; and

•	the Company to reduce the outstanding Class A Shares by 52% and all of the outstanding Shares by approximately 18%.

TIMET’s independent directors approved the Stock Purchase Agreement, the Merger Agreement and the Subordination Agreement.  The Company’s independent directors approved the Stock Purchase Agreement, the Merger Agreement, the Credit Agreement Amendment and the Subordination Agreement.

On October 26, 2007, the Company received official notice from the New York Stock Exchange (the “NYSE”) of the NYSE’s approval for listing upon official notice of issuance of the New CompX Class A Shares and 10,000,000 shares of CompX Class A Common Stock reserved for issuance upon the conversion of the New CompX Class B Shares.  Accordingly, on October 26, 2007, CompX closed the CompX Share Purchase and effected Merger.  Upon written instructions from TFMC to combine the Stock Purchase Promissory Note and the Merger Promissory Note, on October 26, 2007 the Company issued to TFMC the Combined Note in the original principal amount of $52,580,190 that:

o	matures in seven years;
o	bears interest at a rate of LIBOR plus 1.00%;
o	requires quarterly principal payments of $250,000 beginning on September 30, 2008;
o	does not have prepayment penalties; and
o	is subordinated to the Credit Agreement.

Under certain provisions of the Subordination Agreement, TFMC’s ability to collect any amounts due and payable under the Combined Note upon the occurrence and during the continuation of an event of default under the Combined Note may be limited.

The description of the Stock Purchase Agreement is qualified in its entirety by the terms of the Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2007 (the “Initial Form 8-K”) and which terms are incorporated herein by reference.  The description of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement filed as Exhibit 10.2 to the Initial Form 8-K and which terms are incorporated herein by reference.  The descriptions of the Credit Agreement Amendment and the Subordination Agreement are qualified in their entirety by the terms of the Credit Agreement Amendment and the form of Subordination Agreement filed as Exhibits 10.3 and 10.4 to the Initial Form 8-K.  The description in this Statement of the Combined Note is qualified in its entirety by the terms of the unsecured subordinated term loan promissory note filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 30, 2007 and which terms are incorporated herein by reference.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person’s personal funds.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

Certain of the persons named in Schedule B to this Statement, namely James W. Brown, L. Andrew Fleck, Robert D. Graham, Tim C. Hafer, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Andrew B. Nace, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Scott E. Sullivan, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company’s parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           NL, Harold C. Simmons and Annette C. Simmons are the direct beneficial owners of 755,004, 66,900, and 20,000 Class A Shares, respectively.  NL also directly holds 10,000,000 Class B Shares.

By virtue of the relationships described under Item 2 of this Statement:

(1)           NL, TFMC, TIMET, Valhi, VHC, VGI, National, NOA, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 755,004 Class A Shares (approximately 30.3% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.1% of the combined voting power, and 98.3% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL holds directly; and

(2)           Harold C. Simmons may be deemed to be the beneficial owner of the 841,904 Class A Shares (approximately 33.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.8% of the combined voting power, and 98.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL, he and his spouse hold directly.

Except to the extent of the 66,900 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

(b)           By virtue of the relationships described in Item 2 of this Statement:

(1)           NL, TFMC, TIMET, Valhi, VHC, VGI, National, NOA, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 755,004 Class A Shares (approximately 30.3% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.1% of the combined voting power, and 98.3% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL holds directly;

(2)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 775,004 Class A Shares (approximately 31.1% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.3% of the combined voting power, and 98.3% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL and his spouse hold directly; and

(3)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 66,900 Class A Shares (approximately 2.7% of the Outstanding Class A Shares) that he directly holds.

(c)           The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

(d)           NL, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

(e)           On September 28, 2007, Dixie Holding Company dissolved and ceased to be a reporting person under this Statement.  On October 26, 2007, as a result of the transactions disclosed in Items 3 and 4 to this Statement, CGI ceased to be a reporting person under this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended as follows.

The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows.

Exhibit 1
Restated Certificate of Incorporation of CompX International Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the CompX International Inc. Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on February 4, 1998 (registration number 333-42643).

Exhibit 2
Tax Agreement dated as of October 1, 2004 among NL Industries, Inc., Contran Corporation and CompX International Inc., incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K that NL Industries, Inc. filed with the U.S. Securities and Exchange Commission on October 8, 2004.

Exhibit 3
Contran Amended and Restated Deferred Compensation Trust effective as of January 1, 2007 between Contran Corporation and U.S. Bank National Association, incorporated by reference to Exhibit 1 to Amendment No. 69 to Schedule 13D related to the common stock of Valhi, Inc. and filed with the U.S. Securities and Exchange Commission on August 28, 2007 by Contran Corporation, Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., National City Lines, Inc., NOA, Inc., Southwest Louisiana Land Company, Inc., Valhi Group, Inc., Valhi Holding Company and Harold C. Simmons.

Exhibit 4
Stock Purchase Agreement dated as of October 16, 2007 between TIMET Finance Management Company and CompX International Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CompX International Inc. with the U.S. Securities and Exchange Commission on October 22, 2007 (File No. 1-13905)).

Exhibit 5
Agreement and Plan of Merger dated as of October 16, 2007 among CompX International Inc., CompX Group, Inc. and CompX KDL LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by CompX International Inc. with the U.S. Securities and Exchange Commission on October 22, 2007 (File No. 1-13905)).

Exhibit 6
Form of Subordination Agreement among TIMET Finance Management Company, CompX International Inc., CompX Security Products, Inc., CompX Precision Slides Inc., CompX Marine Inc., Custom Marine Inc., Livorsi Marine Inc., Wachovia Bank, National Association as administrative agent for itself, Compass Bank and Comerica Bank (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by CompX International Inc. with the U.S. Securities and Exchange Commission on October 22, 2007 (File No. 1-13905)).

Exhibit 7
Subordinated Term Loan Promissory Note dated October 26, 2007 executed by CompX International Inc. and payable to the order of TIMET Finance Management Company (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by CompX International Inc. with the U.S. Securities and Exchange Commission on October 30, 2007 (File No. 1-13905)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 12, 2007

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 12, 2007

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 12, 2007

/s/ Gregory M. Swalwell
Gregory M. Swalwell
Signing in the capacity listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TITANIUM METALS CORPORATION
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), the Harold Simmons Foundation, Inc. (the “Foundation”), National City Lines, Inc. (“National”), NL Industries, Inc. (“NL”), NOA, Inc. (“NOA”), Southwest Louisiana Land Company, Inc. (“Southwest”), TIMET Finance Management Company (“TFMC”), Titanium Metals Corporation (“TIMET”), Valhi Group, Inc. (“VGI”), Valhi Holding Company (“VHC”) and Valhi, Inc. (“Valhi”) and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Thomas E. Barry (1)	Vice president for executive affairs at Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University; and a director of Valhi.

James W. Brown	Vice president and chief financial officer of TIMET.

Keith R. Coogan (2)
President and chief executive officer of Pomeroy IT Solutions, Inc., a technology and services solution provider; and a director of Kronos Worldwide, Inc., a subsidiary of Valhi (“Kronos Worldwide”), and TIMET.

Norman S. Edelcup (3)	Mayor of Sunny Isles Beach, Florida; director of CompX International Inc., a subsidiary of NL (the “Company”), and Valhi; and trustee of the Baron Funds, a mutual fund group.

Charles H. Entrekin (4)	President-global operations and chief operating officer of TIMET.

L. Andrew Fleck	Vice president of Dixie Rice and Southwest; and vice president-real estate of Contran.

Lisa Simmons Epstein	Director and president of the Foundation.

Robert D. Graham
Vice president of Contran, Dixie Rice, the Foundation, National, NOA, Southwest, Tremont, a wholly owned subsidiary of Valhi (“Tremont”), Valhi, VGI and VHC; executive vice president of TIMET; and vice president and general counsel of Kronos Worldwide and NL.

Tim C. Hafer	Vice president and controller of Kronos Worldwide and NL.

J. Mark Hollingsworth
Vice president and general counsel of Contran, Dixie Rice, National, NOA, Southwest, Tremont, Valhi, VGI and VHC; general counsel of the Foundation and the Company; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt (the “CMRT”); and acting general counsel of Keystone Consolidated Industries, Inc., a subsidiary of Contran (“Keystone”).

Francis B. Jacobs, II (5)	Vice president-client services of Stewart Management Company; and director, vice president and assistant secretary of TFMC.

Keith A. Johnson	Controller of the Foundation.

William J. Lindquist
Director and senior vice president of Contran, National, NOA, VGI and VHC; senior vice president of Dixie Rice, Southwest, Tremont and Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Secretary of the Company, Contran, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC.

Kelly D. Luttmer	Vice president and tax director of the Company, Contran, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC.

Andrew McCollam, Jr. (6)	President and a director of Southwest; director of Dixie Rice; and a private investor.

W. Hayden McIlroy (7)	Private investor primarily in real estate; and a director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Cecil H. Moore, Jr. (8)	Director of NL and Kronos Worldwide; and a private investor.

Andrew B. Nace	Vice president and general counsel of TIMET.

Bobby D. O’Brien	Vice president, chief financial officer and director of National, NOA, VGI and VHC; president of TIMET; vice president and chief financial officer of Contran, Dixie Rice, Southwest, Tremont and Valhi,

Glenn R. Simmons
Vice chairman of the board of Contran, Dixie Rice, National, NOA, Tremont, Valhi, VGI and VHC; chairman of the board of the Company and Keystone; director and executive vice president of Southwest; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons
Chairman of the board of Contran, Dixie Rice, the Foundation, National, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC; chairman of the board and chief executive officer of Kronos Worldwide and NL; and trustee and member of the investment committee of the CMRT.

Richard A. Smith (9)	Vice president of Dixie Rice.

Thomas P. Stafford (10)	Director of NL and TIMET; chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of Contran, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC.

Scott E. Sullivan	Vice president and controller of TIMET.

Gregory M. Swalwell
Vice president and controller of Contran, National, NOA, Southwest, Tremont, Valhi, VGI and VHC; vice president, finance and chief financial officer of Kronos Worldwide and NL; vice president of Dixie Rice and TIMET; and director, vice president and treasurer of TFMC.

J. Walter Tucker, Jr. (11)	President, treasurer and a director of Tucker & Branham, Inc., a mortgage banking, insurance and real estate company; a director of Valhi; and a member of the investment committee of the CMRT.

Steven L. Watson
Director and president of Contran, Dixie Rice, National, NOA, VGI and VHC; director, president and chief executive officer of Valhi; president of Tremont; director and executive vice president of Southwest; director, vice president and secretary of the Foundation; vice chairman of Kronos Worldwide; vice chairman and chief executive officer of TIMET; and a director of the Company, Keystone and NL.

Terry N. Worrell (12)	Director of NL and TIMET; a private investor with Worrell Investments, Inc., a real estate investment company.

Joan L. Yori (5)	Vice president-client services of Stewart Management Company; and director, president, secretary and assistant treasurer of TFMC.

Paul J. Zucconi (13)	A private investor and a director of TIMET.

(1)	The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The principal business address for Mr. Coogan is 1020 Petersburg Road, Hebron, Kentucky 41048.

(3)	The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(4)	The principal business address for Mr. Entrekin is 224 Valley Creek Boulevard, Suite 200, Exton, Pennsylvania 19341.

(5)	The principal business address for Mr. Jacobs and Ms. Yori is Nemours Building, Suite 1410, 1007 Orange Street, Wilmington, Delaware 19801.

(6)	The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(7)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(8)	The address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(9)	The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(10)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(11)	The principal business address for Mr. Tucker is 1350 North Orange Avenue, Suite 102, Winter Park, Florida 32789.

(12)	The address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

(13)	The business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

Name	Class A Shares Held	Stock Options Held (1)	Total

Thomas E. Barry	-0-	-0-	-0-

James W. Brown	-0-	-0-	-0-

Keith R. Coogan	3,500	-0-	3,500

Norman S. Edelcup	4,000	-0-	4,000

Charles H. Entrekin	-0-	-0-	-0-

L. Andrew Fleck	-0-	-0-	-0-

Lisa Simmons Epstein	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

Tim C. Hafer	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	7,000	7,000

Francis B. Jacobs, II	-0-	-0-	-0-

Keith A. Johnson	-0-	4,000	4,000

William J. Lindquist	-0-	10,000	10,000

A. Andrew R. Louis	-0-	4,000	4,000

Kelly D. Luttmer	200	4,000	4,200

Andrew McCollam, Jr.	-0-	-0-	-0-

W. Hayden McIlroy	-0-	-0-	-0-

Cecil H. Moore, Jr.	-0-	-0-	-0-

Andrew B. Nace	-0-	-0-	-0-

Bobby D. O’Brien	300	10,000	10,300

Glenn R. Simmons (2)	17,500	56,000	73,500

Harold C. Simmons (3)	86,900	-0-	86,900

Richard A. Smith	-0-	-0-	-0-

Thomas P. Stafford	-0-	-0-	-0-

John A. St. Wrba	-0-	-0-	-0-

Scott E. Sullivan	-0-	-0-	-0-

Gregory M. Swalwell	-0-	5,000	5,000

J. Walter Tucker, Jr.	-0-	-0-	-0-

Steven L. Watson	8,000	16,000	24,000

Terry N. Worrell	-0-	-0-	-0-

Joan L. Yori	-0-	-0-	-0-

Paul J. Zucconi	-0-	-0-	-0-

(1)	Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)	Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons’ spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3)
Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons’ spouse.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 66,900 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.